Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED REPORTS

INVESTMENT IN AuEx VENTURES INC.

Toronto (March 11, 2009) — Agnico-Eagle Mines Limited (“Agnico” or the “Company”) today reported that it had acquired 1,000,000 units (“Units”) of AuEx Ventures Inc. (“AuEx”) by way of a private placement at a price of $2.15 per Unit for a total consideration of $2,150,000 in cash.  Each Unit consisted of one common share (“Common Shares”), resulting in the acquisition of a total of 1,000,000 Common Shares of AuEx by the Company, and one-half of one share purchase warrant (“Warrants”), being 500,000 Warrants, each full Warrant entitling the holder to acquire one Common Share at a price of $2.75 per share for the first twelve months following the closing date and a price of $3.25 per share for the subsequent twelve months, subject to certain accelerated expiry provisions.

Combined with the 2,202,100 common shares of AuEx previously held, Agnico now holds 3,202,100 common shares and 500,000 share purchase warrants representing an ownership position in AuEx of 12.4% on a partially diluted basis.

The Common Shares and Warrants were acquired for investment purposes.  Agnico may acquire additional common shares or warrants of AuEx or dispose of some or all of the common shares or warrants of AuEx currently held.

Agnico purchased the Common Shares and Warrants pursuant to the “accredited investor” prospectus exemption provided in National Instrument 45-106.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and Finland and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 27 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.